Exhibit 99.1

CONSENT OF KROLL, LLC

We consent to the references to our name, valuation methodologies, assumptions and value conclusions of our report, dated March 10, 2022, prepared by us with respect to the valuation of the portfolio of two wholly-owned student housing properties and four wholly-owned senior housing properties owned by Strategic Student & Senior Housing Trust, Inc. (the “Company”), which is contained in this Current Report on Form 10-K. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

Kroll, LLC

By:	/s/ Kroll, LLC

Date: March 22, 2022